Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Cogdell Spencer, Inc. on Form S-3 of our report dated May 1, 2006, related to the statement of revenues and certain expenses of Methodist Professional Center One for the year ended December 31, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to purpose of the statement), appearing in the Form 8-K/A of Cogdell Spencer, Inc. filed on or about May 1, 2006 and our report dated June 13, 2006 related to the combined statement of revenues and certain expenses of the Hanover / Verdugo Portfolio for the year ended December 31, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the purpose of the statement), appearing in the Form 8-K/A of Gogdell Spencer, Inc. filed on or about June 13, 2006.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
December 28, 2006